                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-119012

PROSPECTUS

                                  $125,000,000

                           PER-SE TECHNOLOGIES, INC.

                   3.25% CONVERTIBLE SUBORDINATED DEBENTURES
                                    DUE 2024
                                      AND
                UP TO 7,003,037 SHARES OF COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

     We issued the debentures offered by this prospectus in a private placement in June 2004. This prospectus may be used by selling securityholders to resell their debentures and the common stock issuable, if any, upon conversion of their debentures. We will not receive any proceeds from the sale of the debentures or the shares of common stock offered by the selling securityholders pursuant to this prospectus. The selling securityholders, and the maximum amount of securities that they may offer, are identified beginning on page 17 of this prospectus.

     The debentures will mature on June 30, 2024. You may convert your debentures before their maturity into cash and, depending on the trading price of our common stock, shares of our common stock in the manner and upon the events described beginning on page 31 of this prospectus.

     We will pay interest on the debentures on June 30 and December 30 of each year, beginning December 30, 2004.

     We may redeem some or all of the debentures for cash on or after July 6, 2009. You may require us to repurchase all or a portion of your debentures for cash on June 30, 2009, June 30, 2014 and June 30, 2019, or upon the occurrence of a fundamental change.

     We do not intend to list the debentures on any national securities exchange or to include them in any automated quotation system. The debentures issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "PSTI." The last reported sale price of our common stock on June 3, 2005 was $19.16 per share.

     INVESTING IN THE DEBENTURES OR OUR COMMON STOCK INVOLVES RISKS. PLEASE REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE DEBENTURES AND COMMON STOCK ISSUABLE, IF ANY, UPON CONVERSION OF THE DEBENTURES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 28, 2005.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Forward-Looking Statements..................................   15
Use of Proceeds.............................................   16
Selling Securityholders.....................................   17
Plan of Distribution........................................   25
Description of the Debentures...............................   27
Description of Capital Stock................................   49
Certain Material United States Federal Income Tax
  Considerations............................................   53
Legal Matters...............................................   59
Experts.....................................................   59
Where You Can Find More Information.........................   59
Documents Incorporated by Reference.........................   59

                               PROSPECTUS SUMMARY

                                  OUR COMPANY

     We were organized in 1985 under the laws of the State of Delaware, and focus on providing services and solutions that improve the administrative functions of the healthcare industry. Specifically, we provide Connective Healthcare solutions that help physicians and hospitals achieve their income potential. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that improve and accelerate reimbursement and reduce the administrative cost of care. We serve the healthcare industry through two divisions: Physician Services and Hospital Services.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. These services are designed to assist healthcare providers with the business management functions associated with the delivery of healthcare services, allowing physicians to focus on providing quality patient care. These services also help physician groups to be financially successful by improving cash flows and reducing administrative costs and burdens.

     The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. Approximately 225,000 U.S.-based hospital-affiliated physicians represent our target market for business management outsourced services. Our target market consists of large physician groups -- typically 10 or more physicians depending upon the specialty -- and represents an estimated market opportunity of approximately $7 billion. We estimate that approximately 20% to 30% of the physicians in the target market currently outsource their business management needs, with the remainder of physicians performing these services in house. Our Physician Services division is the largest provider of comprehensive business management outsourcing services to the U.S. hospital-based physician market, supporting approximately 1,100 clients in 42 states. This division also offers a physician practice management solution that is delivered via an application service provider model which represented less than 4% of the division's revenue in 2004.

     The Hospital Services division provides Connective Healthcare solutions that increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The clearinghouse supports more than 1,400 governmental and commercial payer connections in 48 states. The clearinghouse delivers dedicated electronic and Internet-based business-to-business solutions that focus on electronic processing of medical transactions as well as complementary transactions, such as electronic remittance advices, real-time eligibility verification and high-speed print and mail services. Other revenue cycle management solutions provide insight into a hospital's revenue cycle inefficiencies, such as denial management. Denial management allows hospitals to identify charges denied reimbursement by a payer and to take corrective actions such as resubmitting for reimbursement. Hospitals may opt to outsource portions of their revenue cycle management process to us, such as secondary insurance billing. Our revenue cycle management solutions are currently in approximately 400 hospitals in the United States.

     The Hospital Services division also provides resource management solutions that enable hospitals to efficiently manage resources to reduce costs and improve their bottom line. The division's resource management offerings include staff scheduling solutions that can efficiently plan nurse schedules, accommodating individual preferences as well as environmental factors, such as acuity levels, as well as schedule all the personnel across the hospital enterprise. The division also offers patient scheduling solutions that help effectively manage a hospital's most expensive and profitable area, the operating room, as well as schedule patients across the enterprise. The Hospital Services division has the market-leading

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staff scheduling solution and a market-leading patient scheduling solution. We provide staff and patient scheduling solutions to approximately 1,600 hospitals, primarily in the United States.

     As stated previously, we focus on the administrative functions of the healthcare market, with the majority of our business based in the United States. Healthcare spending in the United States reached an estimated $1.7 trillion or 15.3% of gross domestic product in 2003. It has been estimated that as much as 31% of annual healthcare spending is for administrative functions. Our solutions help make the reimbursement of healthcare more efficient and help improve the overall patient care experience by simplifying the revenue cycle process for physicians and hospitals. Our services and solutions are not capital-intensive for providers, making them a cost-effective solution as providers focus on their financial health.

                             CORPORATE INFORMATION

     Our principal executive office is located at 1145 Sanctuary Parkway, Suite 200, Alpharetta, Georgia 30004, and our telephone number is (770) 237-4300. Our corporate website is www.per-se.com. Information contained on our website is not part of this prospectus.

                                  RISK FACTORS

     You should read the "Risk Factors" section, beginning on page 7 of this prospectus, to understand the risks associated with an investment in the debentures.

                           SUMMARY OF THE DEBENTURES

Maturity Date.................   June 30, 2024.

Ranking.......................   The debentures will be subordinated in right of
                                 payment to all of our existing and future senior debt as that term is described in this prospectus. The indenture for the debentures does not restrict the amount of senior debt or other indebtedness as that term is described in this prospectus that we or any of our subsidiaries can incur. At March 31, 2005 our senior debt totaled approximately $3.8 million.
                                 See "Description of the
                                 Debentures -- Subordination." The debentures will not be guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of March 31, 2005, our subsidiaries had liabilities of approximately $57.5 million excluding intercompany indebtedness and guarantees under our credit agreement, all of which is structurally senior to the debentures.

Interest......................   We will pay interest on the debentures on June
                                 30 and December 30 of each year, beginning
                                 December 30, 2004.

Conversion Rights.............   You may convert your debentures prior to stated
                                 maturity only under the following
                                 circumstances:

                                 - during any fiscal quarter commencing after
                                   September 30, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price on that 30th trading day; or

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                                 - during the five business day period after any
                                   five consecutive trading day period, which we refer to in this prospectus as the measurement period, in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the conversion rate on such day; provided, however, if you convert your debentures in reliance on this subsection, and on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the conversion price of the debentures, you will receive cash equal to the principal amount of the debentures plus accrued and unpaid interest, if any, and liquidated damages, if any; or

                                 - if we have called your debentures for
                                   redemption, provided that if we elect to redeem less than all of the debentures, only those debentures called for redemption may be converted; or

                                 - upon the occurrence of specified corporate
                                   transactions described under "Description of the Debentures -- Conversion Rights."

                                 As originally issued, the debentures were convertible into shares of our common stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount, which represents an initial conversion price of approximately $17.85 per share. However, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock as described under "Description of the
                                 Debentures -- Conversion Rights -- Payment Upon Conversion." As described in this prospectus, the conversion rate may be adjusted for certain reasons.

                                 Upon conversion, you will not receive any cash payment representing accrued and unpaid interest, if any. Instead, any such amounts will be deemed paid by the cash and common stock, if any, received by you on conversion. You will, however, receive any accrued and unpaid liquidated damages to, but not including, the conversion date.

                                 Debentures called for redemption may be
                                 surrendered for conversion until the close of business on the business day prior to the redemption date.

                                 If you convert your debentures in connection with certain fundamental changes on or prior to June 30, 2009, we will, in certain circumstances, pay a make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired as more fully described below.

Payment at Maturity...........   For each $1,000 principal amount of the
                                 debentures that you hold, you shall be entitled to receive $1,000 at maturity, plus accrued interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund..................   None.

Optional Redemption by Us.....   We may not redeem the debentures prior to July
                                 6, 2009. We may redeem some or all of the debentures for cash on or after July 6, 2009, upon at least 30 days but not more than 60 days notice by mail to holders of debentures, at a price equal to 100% of the principal amount of the debentures redeemed, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the redemption date.

Repurchase of Debentures by Us
at Your Option................   You may require us to repurchase all or a
                                 portion of your debentures for cash on June 30, 2009, June 30, 2014 and June 30, 2019 at a price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the date of repurchase.

Fundamental Change Put........   If a fundamental change occurs to us, as
                                 defined under "Description of the
                                 Debentures -- Repurchase of Debentures at Your
                                 Option -- Fundamental Change Put," you may require us to repurchase all or a portion of your debentures. We will pay a repurchase price equal to 100% of the principal amount of the debentures to be purchased plus accrued interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the fundamental change repurchase date.

Make-Whole Premium Upon
Certain Fundamental Changes...   If certain fundamental changes occur prior to
                                 June 30, 2009, we will, in certain
                                 circumstances, pay a make-whole premium on the debentures converted or tendered for repurchase upon such fundamental change. The make-whole premium, if any, will be payable in the consideration into which or for which our common stock was converted, exchanged or acquired in such fundamental change.

                                 The amount of the make-whole premium, if any, will be based on our stock price and the effective date of such specified fundamental change. A table showing the make-whole-premium that would apply at various stock prices and specified fundamental change effective dates is set forth under "Description of the Debentures -- Repurchase of Debentures at Your Option -- Make-Whole Premium." No make-whole premium will be paid if the common stock price is less than $12.57 or if the common stock price exceeds $50.00.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by any selling securityholders of the
                                 debentures or any shares of common stock that may be issuable upon conversion of the debentures.

Absence of a Public Market for
the Debentures................   The debentures are new securities for which
                                 there is currently no public market. We cannot assure you that any active or liquid market will develop for the debentures. See "Plan of Distribution."

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

Trading.......................   We do not intend to list the debentures on any
                                 national securities exchange or include them in any automated quotation system. The debentures issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers,
                                 Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market.

Nasdaq Symbol for our Common
Stock.........................   Our common stock is quoted on the Nasdaq
                                 National Market under the symbol "PSTI."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents our historical ratios of earnings to fixed charges for the periods indicated:

                                          THREE MONTHS ENDED
                                              MARCH 31,             YEARS ENDED DECEMBER 31,
                                          ------------------   -----------------------------------
                                           2005        2004    2004    2003    2002    2001   2000
                                          ------      ------   -----   -----   -----   ----   ----
                                             (UNAUDITED)
Ratio(1)................................   6.29x       1.73x    2.16x   1.68x   1.58x  (2)    (2)

---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. Fixed charges consist of:

     - interest expense, which includes interest on capitalized leases and amortization of deferred financing costs, whether expensed or capitalized, and

     - that portion of rental expense estimated by management to be attributable to interest based on the net present value of real estate and equipment leases using interest equal to our weighted average interest rate for the period.

(2) Our pre-tax income from continuing operations was inadequate to cover fixed charges for the years ended December 31, 2001 and 2000 by approximately $5.9 million and $21.4 million, respectively.

                                  RISK FACTORS

                         RISKS RELATED TO OUR BUSINESS

     IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS ON A TIMELY BASIS. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING WHICH WOULD HARM OUR BUSINESS AND THE TRADING PRICE OF OUR STOCK.

     As a result of errors that led to the restatements of our financial statements for the years ended December 31, 2001, and 2002, and the nine months ended September 30, 2003, our independent auditors determined that a material weakness related to our internal controls existed. Our auditors reported to us that the errors that resulted in the restatements were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. The errors generally related to the recording of accruals for sales commissions, vacation liabilities, legal expenses, health insurance, incentive compensation and other liabilities. While we have taken steps to improve controls in these areas, we cannot be certain that these steps will ensure that we implement and maintain adequate controls over financial processes and reporting. Failure to maintain adequate controls of this type could adversely impact the accuracy and future timeliness of our financial reports filed pursuant to the Securities Exchange Act of 1934. If we cannot provide reliable and timely financial reports, our business and operating results could be harmed, investors could lose confidence in our reported financial information, our common stock could be delisted from the Nasdaq Stock Market, and the trading price of our common stock could fall.

     WE HAVE A SIGNIFICANT AMOUNT OF LONG-TERM DEBT AND OBLIGATIONS TO MAKE PAYMENTS, WHICH COULD LIMIT OUR FUNDS AVAILABLE FOR OTHER ACTIVITIES.

     We have approximately $125 million of long-term indebtedness and $0.6 million in capital lease obligations and, as a result, have obligations to make interest and principal payments on that debt. If unable to make the required debt payments, we could be required to reduce or delay capital expenditures, sell certain assets, restructure or refinance our indebtedness, or seek additional equity capital. Our ability to make payments on our debt obligations will depend on future operating performance, which may be affected by conditions beyond our control.

     WE ARE REGULARLY INVOLVED IN LITIGATION, WHICH MAY EXPOSE US TO SIGNIFICANT LIABILITIES.

     We are involved in litigation arising in the ordinary course of our business, which may expose us to loss contingencies. These matters include, but are not limited to, claims brought by former customers with respect to the operation of our business. We have also received written demands from customers and former customers that have not yet resulted in legal action.

     We may not be able to successfully resolve such legal matters, or other legal matters that may arise in the future. In the event of an adverse outcome with respect to such legal matters or other legal matters in which we may become involved, our insurance coverage, errors and omissions coverage or other coverage, may not fully cover any damages assessed against us. Although we maintain all insurance coverage in amounts that we believe is sufficient for our business, such coverage may prove to be inadequate or may become unavailable on acceptable terms, if at all. A successful claim brought against us, which is uninsured or under-insured, could materially harm our business, results of operations or financial condition.

     THE PHYSICIAN BUSINESS MANAGEMENT OUTSOURCING BUSINESS IS HIGHLY COMPETITIVE AND OUR INABILITY TO SUCCESSFULLY COMPETE FOR BUSINESS COULD ADVERSELY AFFECT US.

     The physician business management outsourcing business, especially for revenue cycle management, is highly competitive. We compete with regional and local physician reimbursement organizations as well as physician groups that provide their own business management services in house. Successful competition within this industry is dependent on numerous industry and market conditions.

     Potential industry and market changes that could adversely affect our ability to compete for business management outsourcing services include an increase in the number of local, regional or national

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competitors providing comparable services and new alliances between healthcare providers and third-party payers in which healthcare providers are employed by such third-party payers.

     THE BUSINESS OF PROVIDING SERVICES AND SOLUTIONS TO HOSPITALS FOR BOTH REVENUE CYCLE AND RESOURCE MANAGEMENT IS ALSO HIGHLY COMPETITIVE AND OUR INABILITY TO SUCCESSFULLY COMPETE FOR BUSINESS COULD ADVERSELY AFFECT US.

     The business of providing services and solutions to hospitals for both revenue cycle and resource management is also highly competitive. We compete with traditional electronic data interface companies, outsourcing companies and specialized software vendors with national, regional and local bases. Some competitors have longer operating histories and greater financial, technical and marketing resources than us. Our successful competition within this industry is dependent on numerous industry and market conditions.

     THE MARKETS FOR OUR SERVICES AND SOLUTIONS ARE CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND FREQUENT NEW PRODUCT INTRODUCTIONS AND OUR INABILITY TO KEEP PACE COULD ADVERSELY AFFECT US.

     The markets for our services and solutions are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our ability to keep pace with changes in the healthcare industry may be dependent on a variety of factors, including our ability to enhance existing products and services; introduce new products and services quickly and cost effectively; achieve market acceptance for new products and services; and respond to emerging industry standards and other technological changes.

     Competitors may develop competitive products that could adversely affect our operating results. It is possible that we will be unsuccessful in refining, enhancing and developing our technology going forward. The costs associated with refining, enhancing and developing these systems may increase significantly in the future. Existing software and technology may become obsolete as a result of ongoing technological developments in the marketplace.

     THE HEALTHCARE MARKETPLACE IS CHARACTERIZED BY CONSOLIDATION, WHICH MAY RESULT IN FEWER POTENTIAL CUSTOMERS FOR OUR SERVICES.

     In general, consolidation initiatives in the healthcare marketplace may result in fewer potential customers for our services. Some of these types of initiatives include employer initiatives such as creating purchasing cooperatives, or GPOs; provider initiatives, such as risk-sharing among healthcare providers and managed care companies through capitated contracts; and integration among hospitals and physicians into comprehensive delivery systems.

     Consolidation of management and billing services through integrated delivery systems may result in a decrease in demand for our business management outsourcing services for particular physician practices.

     THE HEALTHCARE INDUSTRY IS HIGHLY REGULATED, WHICH MAY INCREASE OUR COSTS OF OPERATION.

     The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems, such as the Balanced Budget Act of 1997 and the Medicare Modernization Act of 2003. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Current or future government regulations or healthcare reform measures may affect our business. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our products and services.

     Medical billing and collection activities are governed by numerous federal and state civil and criminal laws. Federal and state regulators use these laws to investigate healthcare providers and companies that provide billing and collection services. In connection with these laws, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs.

     In the past, we have been the subject of federal investigations, and we may become the subject of false claims litigation or additional investigations relating to our billing and collection activities. Any such proceeding or investigation could have a material adverse effect on our business.

     Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, final rules have been published regarding standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. The HIPAA rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance. We have incurred and will continue to incur costs to comply with these rules. Although management believes that future compliance costs will not have a material impact on our results of operations, compliance with these rules may prove to be more costly than is anticipated. Failure to comply with such rules may have a material adverse effect on our business and may subject us to civil and criminal penalties as well as loss of customers.

     We rely upon third parties to provide data elements to process electronic medical claims in a HIPAA compliant format. While we believe we will be fully and properly prepared to process electronic medical claims in a HIPAA-compliant format, there can be no assurance that third parties, including healthcare providers and payers, will likewise be prepared to supply all the data elements required to process electronic medical claims and make electronic remittance under HIPAA's standards. If payers reject electronic medical claims and such claims are processed manually rather than electronically, there could be a material adverse affect on our business. We have made and expect to continue to make investments in product enhancements to support customer operations that are regulated by HIPAA. Responding to HIPAA's impact may require us to make investments in new products or charge higher prices.

     Numerous federal and state civil and criminal laws govern the collection, use, storage and disclosure of health information for the purpose of safeguarding the privacy and security of such information. Federal or state governments may impose penalties for noncompliance, both criminal and civil. Persons who believe their health information has been misused or disclosed improperly may bring claims and payers who believe instances of noncompliance with privacy and security standards have occurred may bring administrative sanctions or remedial actions against offending parties.

     Passage of HIPAA is part of a wider healthcare reform initiative. We expect that the debate on healthcare reform will continue. We also expect that the federal government as well as state governments will pass laws and issue regulations addressing healthcare issues and reimbursement of healthcare providers. We cannot predict whether the government will enact new legislation and regulations, and, if enacted, whether such new developments will affect our business.

     THE TRADING PRICE OF OUR COMMON STOCK MAY BE VOLATILE AND NEGATIVELY AFFECT YOUR INVESTMENT.

     The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated quarterly variations in operating results, changes in expectations of future financial performance, changes in estimates of securities analysts, government regulatory action, healthcare reform measures, client relationship developments and other factors, many of which are beyond our control. Furthermore, the stock market in general, and the market for software, healthcare business services and high technology companies in particular, has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

                        RISKS RELATED TO THE DEBENTURES

     THE DEBENTURES ARE SUBORDINATED IN RIGHT OF PAYMENT TO OUR OTHER INDEBTEDNESS, AND THERE MAY NOT BE SUFFICIENT ASSETS TO PAY AMOUNTS DUE ON THE DEBENTURES IN THE EVENT OF A BANKRUPTCY OR LIQUIDATION OR UPON ACCELERATION OF THE DEBENTURES.

     The debentures are unsecured obligations subordinated in right of payment to all of our existing and future senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the debentures only after all our senior debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures.

     THE DEBENTURES WILL BE EFFECTIVELY SUBORDINATED TO EXISTING AND FUTURE INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES, AND IN THE EVENT OF A BANKRUPTCY OR LIQUIDATION OF A SUBSIDIARY, WE MAY NOT RECEIVE ANY OF ITS ASSETS TO HELP FULFILL OUR OBLIGATIONS UNDER THE DEBENTURES.

     Because we operate through our subsidiaries, we derive our revenues from and hold our assets through those subsidiaries. As a result, we rely upon the operations of our subsidiaries in order to meet our payment obligations under the debentures and our other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the debentures, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness. As of March 31, 2005, our subsidiaries had liabilities of approximately $57.5 million, excluding intercompany indebtedness and guarantees under our credit agreement, all of which is structurally senior to the debentures.

     BECAUSE WE OPERATE THROUGH SUBSIDIARIES, WE MAY BE UNABLE TO REPAY OR REPURCHASE THE DEBENTURES IF OUR SUBSIDIARIES ARE UNABLE TO PAY DIVIDENDS OR MAKE ADVANCES TO US.

     At maturity, the entire outstanding principal amount of the debentures will become due and payable by us. In addition, each holder of the debentures may require us to repurchase all or a portion of that holder's debentures on June 30 of 2009, 2014, and 2019 or, if a fundamental change, as defined in the indenture, of our company occurs. A fundamental change also may constitute an event of default under, and result in the acceleration of the maturity of, indebtedness under another indenture or other indebtedness that we have or may incur in the future.

     We, as a holding company, are dependent upon the operations of our subsidiaries to enable us to service our outstanding debt, including the debentures. At maturity or upon a repurchase request, if we do not have sufficient funds on hand or available through existing borrowing facilities or through the declaration and payment of dividends by our subsidiaries, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary.

     Our credit agreement contains, and future borrowing arrangements or agreements may contain, restrictions on our repayment or repurchase of the debentures under certain conditions. For example, our credit agreement contains a provision prohibiting us from prepaying, redeeming or acquiring the debentures for cash. In the event that the maturity date or repurchase request occurs at a time when we are restricted from repaying or repurchasing the debentures, we could attempt to obtain the consent of the lenders under those arrangements to purchase the debentures or could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the debentures. Failure by us to repurchase the debentures when required will result in an event of default with respect to the debentures, which would, in turn, result in an event of default under our credit agreement or may result in an event of default under such other arrangements.

     WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE AND IMPACT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

     As of March 31, 2005, we, including our subsidiaries, had total debt of approximately $125.6 million. Our level of indebtedness could have important consequences to the holders of the debentures. For example, it:

     - may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

     - will require us to dedicate a substantial portion of our cash from operations to the payment of principal and interest on our debt, reducing the funds available to us for other purposes, including expansion through acquisitions, capital expenditures, marketing spending and expansion of our product offerings;

     - may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors; and

     - may place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital.

     Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     OUR STOCK PRICE, AND THEREFORE THE PRICE OF THE DEBENTURES, MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND VOLATILITY, WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT.

     The market price of the debentures may be significantly affected by the market price of our common stock particularly if our common stock trades in excess of the conversion price of the debentures. This may result in greater volatility in the trading value of the debentures than would be expected for non-convertible debt securities that we issue. Among the factors that could affect our common stock price are those discussed above under "-- Risks Related to Our Business" as well as:

     - quarterly variations in our operating results;

     - federal or state legislative, licensing or regulatory changes with respect to our industry;

     - healthcare reform measures;

     - client relationship developments;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by us or our competitors;

     - general market conditions; and

     - domestic and international economic factors unrelated to our performance.

     In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the debentures.

     THE TRADING PRICES FOR THE DEBENTURES MAY BE AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH ARE IMPOSSIBLE TO PREDICT.

     The price of our common stock could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in our company particularly if our common stock trades in excess of the conversion price of the debentures. In addition, the trading price of our common stock could be affected by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the debentures.

     THE CONDITIONAL CONVERSION FEATURE OF THE DEBENTURES COULD RESULT IN YOU NOT RECEIVING THE VALUE OF THE CASH AND COMMON STOCK, IF ANY, INTO WHICH THE DEBENTURES ARE CONVERTIBLE.

     The debentures are convertible into cash and, depending on the trading price of our common stock, shares of common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the cash and common stock, if any, into which your debentures would otherwise be convertible.

     CONVERSION OF DEBENTURES ENTAILS MARKET RISK WITH RESPECT TO OUR COMMON STOCK, AND IF THE TRADING PRICE OF OUR COMMON STOCK DECLINES AFTER YOU SUBMIT A CONVERSION NOTICE, YOU MAY ULTIMATELY RECEIVE LESS CASH AND COMMON STOCK THAN YOU EXPECTED TO RECEIVE WHEN YOU SUBMITTED YOUR CONVERSION NOTICE.

     The amount of cash and common stock, if any, payable upon conversion of debentures depends, in part, on the trading price of our common stock during a period of 20 trading days occurring after you submit a conversion notice. Conversion notices cannot be revoked. As a result, if the trading price of our common stock declines during the applicable 20 trading day period, you may receive less cash and common stock than you expected to receive when you submitted your conversion notice. You may receive less than 100% of the principal amount of the debentures surrendered for conversion. The manner in which the amount of cash and common stock, if any, payable upon conversion of debentures will be determined is described under "Description of Debentures -- Conversion Rights -- Payment Upon Conversion."

     THERE MAY NOT BE AN ACTIVE TRADING MARKET FOR THE DEBENTURES, WHICH COULD ADVERSELY AFFECT THE TRADING PRICE OF THE DEBENTURES AND YOUR ABILITY TO SELL THE DEBENTURES.

     Prior to this offering, there has been no trading market for the debentures. We do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system. Although the initial purchasers advised us that they intend to make a market in the debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that any market for the debentures will develop, or if one does develop, that it will be maintained. If an active market for the debentures fails to develop or be sustained, the trading price and liquidity of the debentures could be adversely affected.

     IF YOU ARE ABLE TO RESELL YOUR DEBENTURES, MANY OTHER FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE.

     If you are able to resell your debentures, the price you receive will depend on many other factors that may vary over time, including:

     - the number of potential buyers;

     - the level of liquidity of the debentures;

     - ratings published by major credit rating agencies;

     - our financial performance;

     - the amount of indebtedness we have outstanding;

     - the level, direction and volatility of market interest rates generally;

     - the market for similar securities;

     - the redemption and repayment features of the debentures to be sold; and

     - the time remaining to the maturity of your debentures.

     As a result of these factors, you may only be able to sell your debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

     THE CONVERSION RATE OF THE DEBENTURES MAY NOT BE ADJUSTED FOR ALL DILUTIVE EVENTS, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE DEBENTURES AND ANY COMMON STOCK THAT MAY BE ISSUABLE UPON CONVERSION OF THE DEBENTURES.

     The conversion rate of the debentures is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under "Description of the Debentures -- Conversion Rights -- Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, which may adversely affect the trading price of the debentures or our common stock. We cannot assure you that an event that adversely affects the value of the debentures, but does not result in an adjustment to the conversion rate, will not occur.

     YOU MAY HAVE TO PAY TAXES WITH RESPECT TO DISTRIBUTIONS ON OUR COMMON STOCK THAT YOU DO NOT RECEIVE.

     The conversion rate of the debentures is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See "Description of the Debentures -- Conversion Rights -- Conversion Rate Adjustments." If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you would have to include in income will generally be equal to the amount of the distribution that you would have received if you had settled the purchase contract and purchased our common stock. In addition, non-U.S. holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Certain Material United States Federal Income Tax Considerations."

     THE DEBENTURES DO NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT OR TO TAKE OTHER ACTION THAT COULD NEGATIVELY IMPACT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES WHEN DUE.

     We are not restricted under the terms of the indenture and the debentures from incurring additional indebtedness or securing indebtedness other than the debentures. In addition, the debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the debentures could have the effect of diminishing our ability to make payments on the debentures when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the debentures.

     CONVERSION OF THE DEBENTURES MAY DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS, INCLUDING HOLDERS WHO HAD PREVIOUSLY CONVERTED THEIR DEBENTURES.

     The conversion of debentures may dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

     IF YOU HOLD DEBENTURES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

     If you hold debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your debentures and, in limited cases, under the conversion rate adjustments applicable to the debentures. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

     WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE OUR STOCKHOLDERS' ABILITY TO SELL THEIR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION.

     Various provisions of our certificate of incorporation and bylaws and of Delaware corporate law may discourage, delay or prevent a change of control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

     - preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

     - non-cumulative voting for directors;

     - control by our board of directors of the size of our board of directors;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - a unanimity requirement for stockholders to take any action by written consent; and

     - advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

     We have also approved a Rights Agreement, which we refer to in this prospectus as the rights plan. Pursuant to the rights plan, the holders of our common stock are entitled to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $75 per unit. Subject to certain exceptions specified in the rights plan, the right to purchase will separate from the common stock and become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days following the commencement of a tender offer for the common stock. The existence of the rights plan may discourage, delay or prevent a change of control or takeover attempt of our company by a third party opposed to by our management and board of directors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes statements reflecting assumptions, expectations, projections, intentions, and/or beliefs about future events and future performance that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts or because they necessarily depend upon future events. They sometimes include words such as "anticipate," "estimate," "project," "forecast," "may," "will," "intend," "should," "could," "would," "expect," "believe" and other words of similar meaning. In particular, these forward-looking statements include, but are not limited to, statements relating to the following:

     - meritorious defenses to the claims and other issues asserted in pending legal matters;

     - the effect of industry and regulatory changes on our business and our customer base;

     - the impact of revenue backlog on future revenue; and

     - overall profitability and the availability of capital.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties. Although we believe that the forward-looking statements we have made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, we can give no assurance that our expectations will be achieved. In addition, these statements are subject to factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors include, but are not limited to, factors identified in this prospectus under the caption "Risk Factors."

     Many of these factors and uncertainties will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update forward-looking statements to reflect events or circumstances that occur or become known after the date of this prospectus.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the debentures or the shares of common stock issuable, if any, upon conversion of the debentures.

                            SELLING SECURITYHOLDERS

     The debentures were originally issued by us in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act. Selling securityholders named in the following table, including any of their non-sale transferees, pledgees or donees, or their successors, may from time to time offer and sell any or all of the debentures and shares of common stock, if any, into which the debentures are convertible pursuant to this prospectus.

     The selling securityholders may offer all, some or none of the debentures or shares of common stock, if any, into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon completion of this offering.

                                                                    CONVERSION
                                    PRINCIPAL        NUMBER OF      SHARES OF
                                    AMOUNT OF        SHARES OF        COMMON     DEBENTURES
                                    DEBENTURES     COMMON STOCK       STOCK      OWNED AFTER    SHARES OF COMMON
                                   BENEFICIALLY     OWNED PRIOR      THAT MAY    COMPLETION    STOCK OWNED AFTER
                                    OWNED THAT        TO THIS           BE         OF THIS     COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER     MAY BE SOLD    OFFERING(1)(2)     SOLD(2)     OFFERING(3)      OFFERING(3)
------------------------------     ------------   ---------------   ----------   -----------   ------------------
Acuity Master Fund, Ltd.(4)......      760,000              --             --         0                   0
Akela Capital Master Fund,
  Ltd.(5)........................   12,500,000              --             --         0                   0
Attorney's Title Insurance
  Fund(6)........................       90,000              --             --         0                   0
Banc of America Securities
  LLC(7).........................    3,475,000              --             --         0                   0
Bancroft Convertible Fund,
  Inc.(8)........................      500,000              --             --         0                   0
Basso Multi-Strategy Holding Fund
  Ltd.(9)........................    1,000,000              --             --         0                   0
BNP Paribas Equity Strategies,
  SNC(10)........................    3,241,000           2,301             --         0               2,301
Boilermakers Blacksmith Pension
  Trust(11)......................    1,245,000              --             --         0                   0
BP Amoco PLC Master Trust(12)....      567,000              --             --         0                   0
Calamos(R) Market Neutral Fund --
  Calamos(R) Investment
  Trust(13)......................    3,000,000              --             --         0                   0
Citadel Credit Trading
  Ltd.(14).......................      160,000              --             --         0                   0
Citadel Equity Fund Ltd.(15).....    1,840,000              --             --         0                   0
Consulting Group Capital Markets
  Funds(16)......................      600,000              --             --         0                   0
CooperNeff Convertible Strategies
  (Cayman) Master Fund, LP(17)...    1,188,000              --             --         0                   0
CQS Convertible and Quantitative
  Strategies Master Fund
  Limited(18)....................      500,000              --             --         0                   0
DBAG London(19)..................      525,000              --             --         0                   0
Delta Airlines Master
  Trust(20)......................      315,000              --             --         0                   0
Diaco Investments LP(21).........      240,000              --             --         0                   0
DKR SoundShore Opportunity
  Holding Fund Ltd.(22)..........    2,100,000              --             --         0                   0
Duke Endowment(23)...............      265,000              --             --         0                   0
Ellsworth Convertible Growth and
  Income Fund, Inc.(24)..........      500,000              --             --         0                   0
FrontPoint Convertible Arbitrage
  Fund, L.P.(25).................    3,500,000              --             --         0                   0
Geode U.S. Convertible Arbitrage
  Fund(26).......................    3,350,000              --             --         0                   0

                                                                    CONVERSION
                                    PRINCIPAL        NUMBER OF      SHARES OF
                                    AMOUNT OF        SHARES OF        COMMON     DEBENTURES
                                    DEBENTURES     COMMON STOCK       STOCK      OWNED AFTER    SHARES OF COMMON
                                   BENEFICIALLY     OWNED PRIOR      THAT MAY    COMPLETION    STOCK OWNED AFTER
                                    OWNED THAT        TO THIS           BE         OF THIS     COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER     MAY BE SOLD    OFFERING(1)(2)     SOLD(2)     OFFERING(3)      OFFERING(3)
------------------------------     ------------   ---------------   ----------   -----------   ------------------
Grace Convertible Arbitrage Fund,
  Ltd.(27).......................    3,500,000              --             --         0                   0
HFRCA Select Fund(28)............      750,000              --             --         0                   0
Highbridge International
  LLC(29)........................    4,000,000              --             --         0                   0
Hotel Union & Hotel Industry of
  Hawaii Pension Plan(30)........       92,000              --             --         0                   0
Institutional Benchmarks Master
  Fund Ltd. c/o SSI Investment
  Management(31).................      781,000              --             --         0                   0
Institutional Benchmarks Master
  Fund Ltd. c/o Zazove
  Associates(32).................    1,750,000              --             --         0                   0
Lord Abbett Investment
  Trust -- LA Convertible
  Fund(33).......................    2,500,000              --             --         0                   0
Lyxor/Convertible Arbitrage Fund
  Limited(34)....................      540,000              --             --         0                   0
Man Convertible Bond Master Fund,
  Ltd.(35).......................    7,190,000              --             --         0                   0
McMahan Securities Co.
  L.P.(36).......................    2,000,000              --             --         0                   0
Mill River Master Fund,
  L.P.(37).......................    1,000,000              --             --         0                   0
MSD TCB, LP(38)..................   10,700,000              --             --         0                   0
The City of Southfield Fire &
  Police Retirement System
  (39)...........................        3,000              --             --         0                   0
The Northwestern Mutual Life
  Insurance Company(40)..........    1,900,000              --             --         0                   0
Polaris Vega Fund L.P.(41).......    7,400,000              --             --         0                   0
Putnam Convertible Income-Growth
  Trust(42)......................    3,500,000              --             --         0                   0
RBC Alternative Assets -- Conv.
  ARB(43)........................      250,000              --             --         0                   0
S.A.C. Arbitrage Fund, LLC(44)...    1,000,000          42,130             --         0              42,130
San Diego County Employee
  Retirement Association(45).....    2,000,000              --             --         0                   0
Singlehedge US Convertible
  Arbitrage Fund(46).............      474,000              --             --         0                   0
Sphinx Convertible Arbitrage Fund
  SPC(47)........................      605,000              --             --         0                   0
SSI Blended Market Neutral
  L.P.(48).......................      295,000              --             --         0                   0
SSI Hedged Convertible Market
  Neutral L.P.(49)...............      459,000              --             --         0                   0
St. Thomas Trading, Ltd.(50).....    3,335,000              --             --         0                   0
Sterling Invest Co.(51)..........       85,000              --             --         0                   0
Sturgeon Limited(52).............      557,000              --             --         0                   0
Sunrise Partners Limited
  Partnership(53)................   12,300,000              --             --         0                   0
Value Line Convertible Fund,
  Inc.(54).......................      250,000              --             --         0                   0
Viacom Inc. Pension Plan Master
  Trust(55)......................       33,000              --             --         0                   0

                                                                    CONVERSION
                                    PRINCIPAL        NUMBER OF      SHARES OF
                                    AMOUNT OF        SHARES OF        COMMON     DEBENTURES
                                    DEBENTURES     COMMON STOCK       STOCK      OWNED AFTER    SHARES OF COMMON
                                   BENEFICIALLY     OWNED PRIOR      THAT MAY    COMPLETION    STOCK OWNED AFTER
                                    OWNED THAT        TO THIS           BE         OF THIS     COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER     MAY BE SOLD    OFFERING(1)(2)     SOLD(2)     OFFERING(3)      OFFERING(3)
------------------------------     ------------   ---------------   ----------   -----------   ------------------
VICIS Capital Master Fund(56)....    3,243,750              --             --         0                   0
Victus Capital, LP(57)...........    2,162,500              --             --         0                   0
Wachovia Capital Markets
  LLC(58)........................      400,000              --             --         0                   0
Whitebox Convertible Arbitrage
  Partners, L.P.(59).............    7,550,000              --             --         0                   0
Whitebox Diversified Convertible
  Arbitrage Partners LP(60)......    3,250,000              --             --         0                   0
Wolverine Asset Management(61)...    2,000,000              --             --         0                   0
WPG Convertible Arbitrage
  Overseas Master Fund(62).......      600,000              --             --         0                   0
WPG Univest Multi-Strategy --
  Conv. ARB(63)..................      150,000              --             --         0                   0
Zazove Convertible Arbitrage Fund
  L.P.(64).......................    5,200,000              --             --         0                   0
Zazove Hedged Convertible Fund,
  L.P.(65).......................    2,000,000              --             --         0                   0
Zazove Income Fund L.P.(66)......    1,000,000              --             --         0                   0
                                   -----------       ---------      ---------         --             ------
Total(67)........................  125,000,000          44,431             --         0              44,431
                                   ===========       =========      =========         ==             ======

---------------

 (1) Includes common stock into which the debentures are convertible.

 (2) As originally issued, the debentures were convertible into shares of our common stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount, for an aggregate of 7,003,037 shares. However, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock as described under "Description of the Debentures -- Conversion Rights -- Payment Upon Conversion." The precise number of shares, if any, issuable upon conversion of debentures depends, in part, on the trading price of our common stock following an election to convert and is not presently determinable. If the trading price of our common stock does not exceed approximately $17.85, no shares of common stock would be issuable upon conversion of debentures. In no event will the number of shares issuable upon conversion, per $1,000 principal amount of debentures, exceed the applicable conversion rate. The conversion rate currently remains at the initial rate of 56.0243 shares per $1,000 principal amount, but is subject to adjustment in the manner and upon the events described under "Description of the Debentures -- Conversion
     Rights -- Conversion Rate Adjustments."

 (3) We do not know when or in what amounts a selling securityholder may offer the debentures or shares of common stock for sale. The selling securityholders might not sell any or all of the debentures or shares of common stock offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares of common stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares of common stock, we cannot estimate the number of the debentures or shares of common stock that will be held by the selling securityholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering pursuant to this prospectus, none of the debentures or shares of common stock covered by this prospectus will be held by the selling securityholders.

 (4) David J. Harris and Howard Needle are the managing members of the selling securityholder and exercise voting control and dispositive power over these securities.

 (5) Anthony B. Bosco acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

 (6) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

 (7) The selling securityholder is a subsidiary of Bank of America Corp., a reporting company under the Exchange Act. The selling securityholder served as the lead manager in the initial offering of the debentures and is an affiliate of Bank of America, N.A., one of the lenders under our credit agreement. The selling securityholder has informed us that it is a registered broker-dealer. As such, it is an underwriter in connection with the sale of the debentures and the shares of common stock, if any, into which the debentures are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

 (8) Davis-Dinsmore Management Company acts as investment advisor to the selling securityholder. Thomas H. Dinsmore is the portfolio manager of Davis-Dinsmore Management Company and exercises voting control and dispositive power over these securities.

 (9) Basso Asset Management, L.P. acts as investment manager for the selling securityholder. Basso GP, LLC is the general partner of Basso Asset Management, L.P., and Howard Fischer as managing member of Basso GP, LLC exercises voting control and dispositive power over these securities.

(10) The total under "Number of Shares of Common Stock Owned Prior to this Offering" includes 1,261 shares of our common stock owned by the selling securityholder. CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of BNP Paribas Securities Corp., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(11) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(12) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(13) Nick Calamos acts as investment manager for the selling securityholder and exercise voting control and dispositive power over these securities.

(14) Citadel Limited Partnership, or Citadel, is the trading manager of the selling securityholder and disclaims beneficial ownership of these securities. Kenneth C. Griffin indirectly controls Citadel and therefore exercises ultimate voting control and dispositive power over these securities. Mr. Griffin disclaims beneficial ownership of these securities. The selling securityholder has informed us that (i) it is an affiliate of Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC and Citadel Derivatives Group, LLC, each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(15) Citadel Limited Partnership, or Citadel, is the trading manager of the selling securityholder and disclaims beneficial ownership of these securities. Kenneth C. Griffin indirectly controls Citadel and therefore exercises ultimate voting control and dispositive power over these securities. Mr. Griffin disclaims beneficial ownership of these securities. The selling securityholder has informed us that (i) it is an affiliate of Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC and Citadel Derivatives Group, LLC, each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(16) Nick Calamos acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(17) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(18) CQS Convertible and Quantitative Strategies Feeder Fund Limited is the sole investor in the selling securityholder. CQS Cayman Limited Partnership acts as investment manager to the selling securityholder and, in turn, CQS Cayman Limited Partnership has delegated its investment management responsibilities to the investment advisor, CQS (UK) LLP. The directors of the selling securityholder have ultimate voting control and dispositive power over these securities. The directors of the selling securityholder are Alan Smith, Michael Hintze, Jim Rogers, Jonathan Crowther, Blair Gould and Karla Bodden.

(19) Patrick Corrigan and Tom Sullivan act as brokers for the selling securityholder and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Deutsche Bank Securities, Inc., a registered broker-dealer,
     (ii) it purchased the securities in the ordinary course of business, and
     (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(21) Simon Glick is the general partner of the selling securityholder and exercises voting control and investment power over these securities.

(22) DKR Capital Partners L.P. acts as investment manager for the selling securityholder. DKR Capital Partners, L.P. has retained certain portfolio managers to act as the portfolio manager for the selling securityholder. DKR Capital Partners L.P. and these certain portfolio managers have shared voting control and shared dispositive power over the selling securityholder's securities. Tom Kirvaitis has trading authority over these securities for the selling securityholder.

(23) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(24) Davis-Dinsmore Management Company acts as investment advisor to the selling securityholder. Thomas H. Dinsmore is the portfolio manager of Davis-Dinsmore Management Company and exercises voting control and dispositive power over these securities.

(25) FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC, the selling securityholder's general partner, and has voting control and dispositive power over these securities. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and exercise voting control and dispositive power over these securities.

(26) Vincent Gubitosi acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(27) Bradford Whitmore and Michael Brailon are managing members of the selling securityholder and exercise voting control and dispositive power over these securities.

(28) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(29) Highbridge Capital Management acts as trading advisor to the selling securityholder. Glenn Dubin and Henry Swieca are the principals of Highbridge Capital Management and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Highbridge Capital Corp., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(30) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(31) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(32) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(33) Maren Lindstrom is a fiduciary manager and partner at Lord Abbett & Co. and exercises voting control and dispositive power over these securities.

(34) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(35) Marin Capital Partners, LP acts as investment advisor to the selling securityholder. J.T. Hansen and John Null are principals of Marin Capital Partners, LP and exercise voting control and dispositive power over these securities.

(36) D. Bruce McMahan is the general partner of the selling securityholder and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that it is a registered broker-dealer. As such it is an underwriter in connection with the sale of the debentures and the shares of common stock, if any, into which the debentures are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(37) Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual, is an affiliate of the selling securityholder and sold various insurance policies to our company. Annual premium payments for all policies total approximately $87,250. Massachusetts Mutual is the principal equityholder of the selling securityholder. Mill River Management L.L.C., or MRM, is the General Partner of the selling securityholder. Babson Capital Management LLC, or Babson, is the sole member of MRM. MassMutual Holding LLC, or MassMutual, is the sole member of Babson. Massachusetts Mutual is the sole member of MassMutual. Patrick J. Joyce acts as portfolio manager for the selling securityholder and exercises sole voting and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of MML Distributors, LLC, MML Investors Services, Inc., Oppenheimer Funds Distributor, Inc., Centennial Asset Management Corporation and Babson Securities Corporation, each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(38) John Phelan and Glenn Fuhman are the managing partners of the selling securityholder and exercise voting control and dispositive power over these securities.

(39) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(40) Northwestern Investment Management Company, LLC, or NIMC, is the investment advisor to the selling securityholder with respect to these securities. NIMC has shared voting power or investment power over these securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio holding these securities. The selling securityholder has informed us that
     (i) it is an affiliate of Northwestern Mutual Investment Services, LLC, Frank Russell Capital Inc., Frank Russell Securities, Inc. and Russell Fund Distributors, Inc., each a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(41) Gregory R. Levinson controls the selling securityholder's investment advisor and exercises voting control and dispositive power over these securities.

(42) The selling securityholder is managed by Putnam Investment Management, LLC, which is owned through intermediaries by Marsh & McLennan Companies, Inc., a reporting company under the Exchange Act. The selling securityholder has informed us that (i) it is an affiliate of Putnam Retail

     Management Limited Partnership, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(43) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(44) The total under "Number of Shares of Common Stock Owned Prior to this Offering" includes 42,130 shares of our common stock owned by the selling securityholder. Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, or SAC Capital Advisors, and S.A.C. Capital Management, LLC, or SAC Capital Management, share all investment and voting power over these securities. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of these securities.

(45) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(46) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(47) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(48) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(49) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(50) Marin Capital Partners, LP acts as investment advisor to the selling securityholder. J.T. Hansen and John Null are principals of Marin Capital Partners, LP and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Tiburon Fund Trading, LLC, an inactive registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(51) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(52) CooperNeff Advisors, Inc. has shared voting control and sole investment control over these securities. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc.

(53) S. Donald Sussman controls the selling securityholder's general partner and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Paloma Securities L.L.C., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(54) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(55) David T. Henigson as vice president exercises voting control and dispositive power over these securities.

(56) Shad Stastney, John Succo and Sky Lucas are members of the selling securityholder and exercise voting control and dispositive power over these securities.

(57) Shad Stastney, as a managing director, John Succo, as a managing director, Sky Lucas, as a portfolio manager and managing director, and Bryan Zwen, as a principal, exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of H.C. Wainwright, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(58) The selling securityholder is a subsidiary of Wachovia Corporation, a reporting company under the Exchange Act. The selling securityholder has informed us that it is a registered broker-dealer. As such, it is an underwriter in connection with the sale of the debentures and the shares of common stock, if any, into which the debentures are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(59) Whitebox Diversified Arbitrage Advisors LLC is the general partner of the selling securityholder. Andrew Redleaf is the managing member of Whitebox Diversified Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.

(60) Whitebox Diversified Arbitrage Advisors LLC is the general partner of the selling securityholder. Andrew Redleaf is the managing member of Whitebox Diversified Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.

(61) Rob Bellick is the general partner of the selling securityholder and exercises voting control and dispositive power over these securities.

(62) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Robeco USA Brokerage, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(63) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(64) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(65) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(66) Gene T. Pretti acts as investment advisor to the selling securityholder and exercises voting control and dispositive power over these securities.

(67) The sum of the beneficial ownership information we have received from selling securityholders and reflected in the table above exceeds $125,000,000. We believe this is because certain selling securityholders have transferred their debentures or otherwise reduced their position without informing us, but nevertheless resulting in us receiving new beneficial ownership information from their transferees. However, the maximum principal amount of debentures that may be sold under this prospectus will not exceed $125,000,000. Accordingly, the $125,000,000 total has been retained in the table above and represents the maximum principal amount of debentures that could be sold hereunder. Information about additional selling securityholders not named in this table, or anyone directly or indirectly obtaining debentures or shares of common stock from such securityholders, will be set forth in post-effective amendments to the registration statement of which this prospectus forms a part before such persons are permitted to make any offers or sales pursuant to this prospectus. We may file prospectus supplements to include information about non-sale transferees, pledgees or donees who obtain debentures or shares of common stock from selling securityholders named in this table in transfers occurring after the date of this prospectus.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, including their transferees, pledges or donees or their successors, may sell the debentures and any underlying common stock from time to time directly to purchasers or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved.

     The debentures and any underlying common stock may be sold in one or more transactions at:

     - fixed prices,

     - prevailing market prices at the time of sale,

     - prices related to the prevailing market prices,

     - varying prices determined at the time of sale, or

     - negotiated prices.

     The sales may be affected in transactions (which may involve block transactions):

     - on any national securities exchange or quotation service on which the debentures or any underlying common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions other than on such exchanges or services or in the over-the-counter market,

     - through the writing and exercise of options, whether the options are listed on an options exchange or otherwise, or

     - through the settlement of short sales.

     In connection with sales of the debentures and any underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with brokers, dealers or other financial institutions. These brokers, dealers or other financial institutions may in turn engage in short sales of the debentures or any such underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures or any underlying common stock short and deliver debentures or any such underlying common stock to close out short positions, or loan or pledge debentures or any underlying common stock to brokers or dealers that, in turn, may sell the debentures or any such underlying common stock. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the debentures or any underlying common stock by the selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the debentures or any underlying common stock offered by them will be the purchase price of the debentures or any such underlying common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the debentures or any underlying common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the debentures or any underlying common stock offered by this prospectus.

     In order to comply with the securities laws of some states, if applicable, the debentures and any underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the debentures and any underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     Selling securityholders who are registered broker-dealers are "underwriters" under the securities laws. Other selling securityholders and any brokers, dealers or agents who participate in the sale of the debentures or any underlying common stock may be "underwriters" under the securities laws. Any profits on the sale of securities by selling securityholders who are underwriters and any discounts, commissions or concessions received by any brokers, dealers or agents who are underwriters might be deemed to be underwriting discounts or commissions under the securities laws. Persons who are underwriters may be subject to liabilities under the securities laws and will be subject to the prospectus delivery requirements of the securities laws.

     If the debentures or any underlying common stock are sold through underwriters, brokers or dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent commissions.

     We do not know when or whether any selling securityholder will sell any or all of the debentures or any underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling securityholders may not sell any or all of the debentures or any underlying common stock and may not transfer, devise or gift these securities by other means not described in this prospectus.

     The selling securityholders have acknowledged that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the debentures or any underlying common stock by the selling securityholders and any other persons. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures or any underlying common stock to engage in market-making activities with respect to the debentures or our common stock for a period of up to five business days prior to the commencement of the distribution. This restriction may affect the marketability of the debentures or any underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures or our common stock.

     To the extent required, the specific debentures or any underlying common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the debentures to register their debentures and any underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. Under the registration rights agreement, we and the selling securityholders will be indemnified by (or entitled to contribution from) one another against specified liabilities in connection with the offer and sale of the debentures and any underlying common stock, including some liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration of the debentures and any underlying common stock other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                         DESCRIPTION OF THE DEBENTURES

     We issued the debentures under an indenture, dated as of June 30, 2004, between us and U.S. Bank National Association, as trustee. Initially, the trustee acted as paying agent, conversion agent and calculation agent for the debentures. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers. The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the debentures. You may request a copy of the indenture and the registration rights agreement from us. When we refer to "Per-Se," "we," "our" or "us" in this section, we refer only to Per-Se Technologies, Inc., a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE DEBENTURES

     The debentures offered hereby:

     - are $125,000,000 in aggregate principal amount;

     - bear interest at a rate of 3.25% per annum, payable on each June 30 and December 30, beginning December 30, 2004;

     - are issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof;

     - are our unsecured obligations, subordinated in right of payment to all of our existing and future senior debt; as our indebtedness, the debentures are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     - are convertible into our common stock initially at a conversion rate of
       56.0243 shares per $1,000 principal amount of debentures which is equivalent to an initial conversion price of approximately $17.85 per share, under the conditions and subject to such adjustments as are described under "-- Conversion Rights"; however, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock;

     - are redeemable at our option in whole or in part beginning on July 6, 2009 upon the terms set forth under "-- Optional Redemption by Us";

     - are subject to repurchase by us at your option on June 30 of each of 2009, 2014 and 2019 or upon the occurrence of a fundamental change with respect to our company, upon the terms and at the repurchase price in cash set forth below under "-- Repurchase of Debentures at Your Option";

     - are entitled in certain circumstances to the make-whole premium in connection with a conversion or repurchase as a result of certain fundamental changes; and

     - are due on June 30, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of our company, except to the extent described under "-- Repurchase of Debentures at Your Option -- Fundamental Change Put" and "-- Repurchase of Debentures at Your Option -- Make-Whole Premium" below.

     No sinking fund is provided for the debentures and the debentures will not be subject to defeasance.

     You may present definitive debentures for conversion and registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at 100 Wall Street, 16th Floor, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global debentures, see "-- Form,

Denomination and Registration." No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

SUBORDINATION

     The debentures are subordinate in right of payment to all of our existing and future senior debt. The indenture does not restrict the amount of senior debt or other indebtedness that we or any of our subsidiaries can incur. As of March 31, 2005, the debentures were subordinated to $3.8 million of our senior debt, as defined in this prospectus. In addition, as of March 31, 2005, our subsidiaries had liabilities of approximately $57.5 million, excluding intercompany indebtedness and guarantees under our credit agreement, all of which are structurally senior to the debentures. The payment of the principal of, interest on or any other amounts due on the debentures is subordinated in right of payment to the prior payment in full in cash of all of our existing and future senior debt. No payment on account of principal of, redemption of, interest on or any other amounts due on the debentures, including, without limitation, any payments on the fundamental change repurchase right, and no redemption, repurchase or other acquisition of the debentures may be made, except in our common stock, if:

     - a default in the payment of designated senior debt occurs, called a payment default; or

     - a default other than a payment default occurs and is continuing that permits the holders of designated senior debt to accelerate its maturity, and the trustee receives a notice of such default, called a payment blockage notice, from us or any other person permitted to give such notice under the credit agreement so long as it remains in effect, and thereafter any other person permitted to give such notice under the indenture, called a non-payment default.

     We may resume payments and distributions on the debentures:

     - in case of a payment default, upon the date on which such default ceases to exist or is cured or waived in writing by agent so long as the credit agreement remains in effect, and thereafter in accordance with the terms of the applicable senior debt; and

     - in the case of a non-payment default, upon the earliest of the date on which such non-payment default ceases to exist or is cured or waived in writing by agent so long as the credit agreement remains in effect, and thereafter in accordance with the terms of the applicable senior debt or 179 days from the date the payment blockage notice is received.

     Notwithstanding the foregoing, not more than one payment blockage notice may be given in any consecutive 360-day period, called a payment blockage period, irrespective of the number of defaults with respect to designated senior debt during such period. No default which existed or was continuing on the date of the commencement of any payment blockage notice with respect to the designated senior debt whose holders delivered the payment blockage notice may be made the basis of the commencement of a subsequent payment blockage period by the holders of such designated senior debt, whether or not within a period of 360 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

     Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the debentures because of any event of default, all senior debt must be paid in full in cash before the holders of the debentures are entitled to any payments whatsoever.

     As a result of these subordination provisions, in the event of our insolvency, holders of the debentures may recover ratably less than the holders of our senior debt and our general creditors.

     If the payment of the debentures is accelerated because of an event of default, we or the trustee shall promptly notify the holders of senior debt or the trustee(s) for the senior debt of the acceleration. We may not pay the debentures until five days after the holders or trustee(s) of senior debt receive notice of

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

the acceleration and, after which we may pay the debentures only if the subordination provisions of the indenture otherwise permit payment at that time.

     If the trustee or any holder of debentures receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the debentures before all senior debt is paid in full in cash, then the payment or distribution will be held by the recipient in trust for the benefit of holders of senior debt, and will be immediately paid over or delivered to the holders of senior debt or their representative or representatives to the extent necessary to make payment in full in cash of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior debt.

     The debentures are the obligations only of Per-Se and not our subsidiaries. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the debentures, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

     Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the debentures to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     The indenture does not limit the amount of additional indebtedness, including senior debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

     Credit agreement means our credit agreement dated as of September 11, 2003, as amended as of June 30, 2004, among us, as the borrower, our subsidiaries identified therein as guarantors, Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, Wachovia Bank, N.A., as syndication agent and the other lenders who are party thereto, as further amended, restated, supplemented or otherwise modified from time to time, and all direct and indirect refundings, refinancings and replacements of any credit agreement.

     Designated senior debt means (1) any indebtedness from time to time outstanding under the credit agreement and (2) any other senior debt the principal amount of which is $10,000,000 or more and that has been designated by us as designated senior debt.

     Exchange rate contract means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An exchange rate contract may also include an interest rate agreement.

     GAAP means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applied on a consistent basis.

     Guarantee means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

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

     Hedging obligations means, with respect to any specified person, the obligations of such person under (1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to exposure to interest rates; (2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to exposure to commodity prices; and (3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to exposure to foreign currency exchange rates.

     Indebtedness means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property, including pursuant to capital leases and sale-and-leaseback transactions, or representing any hedging obligations under an exchange rate contract or an interest rate agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an exchange rate contract or an interest rate agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the guarantee of items which would be included within this definition. The amount of any indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

     Interest rate agreement means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

     Senior debt with respect to us means indebtedness of ours, including any monetary obligation in respect of the credit agreement, and interest, whether or not allowable, accruing on indebtedness incurred pursuant to the credit agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law, arising under the credit agreement, all hedging obligations owing to any lender or affiliate of any lender party to the credit agreement, all obligations under treasury management agreements with any lender or affiliate of any lender party to the credit agreement or any other indebtedness of ours, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us and any of our subsidiaries.

     Notwithstanding anything to the contrary in the foregoing, senior debt shall not include: (a) indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business; (b) our indebtedness to any of our subsidiaries or
(c) our indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or expressly provides that it is on the same basis or junior to the debentures.

INTEREST

     The debentures will bear interest at a rate of 3.25% per annum from June 30, 2004. We will pay interest semiannually in arrears on June 30 and December 30 of each year, beginning December 30, 2004, to the holders of record at the close of business on the preceding June 15 and December 15, respectively. There is one exception to the preceding sentence:

     In general, we will not pay accrued and unpaid interest on any debentures that are submitted for conversion. Instead, accrued interest will be deemed paid by the cash and common stock, if any, received by holders on conversion. You will receive, however, accrued and unpaid liquidated damages to, but not including, the conversion date. If you surrender debentures for conversion after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding your conversion of those debentures prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender debentures for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) we have specified a repurchase date following a fundamental change that is during such period or (3) to the extent of any overdue interest if any overdue interest exists at the time of conversion with respect to the debentures converted. Accordingly, under these circumstances you will not be required to pay us, at the time that you surrender those debentures for conversion, the amount of interest you will receive on the interest payment date.

     Except as provided below, we will pay interest on:

     - global debentures to the Depository Trust Company, which we refer to in this prospectus as DTC, in immediately available funds;

     - any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

     - any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

     At maturity we will pay interest on the definitive debentures at our office or agency in New York City, which initially will be the principal corporate trust office of the trustee presently located at 100 Wall Street, 16th Floor, New York, New York 10005.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If any interest payment date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day and no additional interest will be payable in respect of such delay. The term business day means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

CONVERSION RIGHTS

  GENERAL

     As originally issued, the debentures were convertible, subject to the conditions and during the periods described below, into shares of our common stock, at an initial conversion rate of 56.0243 shares per $1,000 principal amount of the debentures, which is equal to an initial conversion price of approximately $17.85 per share. However, we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock as described below. The conversion rate and the corresponding conversion price in effect at any given time will be subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the debentures. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 principal amount and integral multiples thereof.

     If you have exercised your right to require us to repurchase your debentures in the circumstances described under "-- Repurchase of Debentures at Your Option," you may convert your debentures only if you withdraw your repurchase notice or fundamental change repurchase notice and convert your debentures prior to the close of business on the repurchase date or fundamental change repurchase date, as applicable.

     You may surrender debentures for conversion prior to the stated maturity only under the following circumstances:

  CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

     You may surrender any of your debentures for conversion during any fiscal quarter, and only during such fiscal quarter, commencing after September 30, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price as of that 30th trading day.

     The conversion agent, which initially will be U.S. Bank National Association, will, on our behalf, determine if the debentures are convertible as a result of the sale price of our common stock and notify us and the trustee.

     The closing sale price of our common stock on any date means the closing sale price per share, determined without regard for after-hours or extended market trading, or, if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices, on that date as reported by the Nasdaq National Market or, if our common stock is not then quoted on the Nasdaq National Market, as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the closing sale price will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. In the absence of such quotations, our board of directors will make a good faith determination of the closing sale price.

     Trading day means a day during which trading in our common stock generally occurs and a closing sale price for our common stock is provided on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.

  CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

     You may surrender any of your debentures for conversion during the five consecutive business day period after the measurement period in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the conversion rate on such date; provided, however, if you convert your debentures in reliance on this subsection and on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the conversion price of the debentures on such day, you will receive cash equal to 100% of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the conversion date.

     The trading price of a debenture on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of debentures will be deemed equal to the product of the closing sale price of our common stock and the conversion rate.

     The conversion agent will, on our behalf, determine if the debentures are convertible as a result of the trading price of the debentures and notify us and the trustee; provided, that the conversion agent shall have no obligation to determine the trading price of the debentures unless we have requested such determination and we shall have no obligation to make such request unless requested to do so by a holder of the debentures. At such time, we shall instruct the conversion agent to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price of the debentures is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

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

  CONVERSION UPON NOTICE OF REDEMPTION

     You may surrender for conversion any of your debentures that have been called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the debentures are not otherwise convertible at that time. If you have already delivered a repurchase notice or a fundamental change repurchase notice with respect to a debenture, you may not surrender that debenture for conversion until you have withdrawn the notice in accordance with the indenture.

  CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

  (1) Certain Distributions.

     In the event:

     - we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the distribution, shares of our common stock at a price per share less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution, or

     - we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the business day preceding the declaration date for the distribution, then at least 20 days prior to the ex-dividend date for the distribution, we must notify you of the occurrence of such event. Once we have given that notice, you may surrender your debentures for conversion at any time until the earlier of close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place. No adjustment to the conversion rate or your ability to convert will be made if we provide that you will participate in the distribution without conversion.

  (2) Change of Control.

     If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then you may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the effective date of the transaction or, if such transaction also constitutes a fundamental change, the fundamental change repurchase date. In addition, if the transaction described in the second paragraph of the definition of change of control constitutes a fundamental change and occurs before June 30, 2009, we will pay a make-whole premium in connection with the conversion of debentures, calculated as described under "-- Repurchase of Debentures at Your Option -- Make-Whole Premium." Payment of the make-whole premium to holders surrendering their debentures for conversion will be made upon the later of: (1) the fundamental change repurchase date and (2) the conversion settlement date for those debentures. We will pay the make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired. The method of determining the amount of such consideration is described under "-- Repurchase of Debentures at Your Option -- Make-Whole Premium."

     Upon any determination by us or the trustee that you are or will be entitled to convert your debentures in accordance with the foregoing provisions, we will issue a press release, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, through a public medium that is customary for such press releases or publish the information on our website or through such other public medium as we may use at such time.

     If a transaction occurs pursuant to which you would be entitled to a make-whole premium upon conversion, you can also, subject to certain conditions, require us to repurchase all or a portion of your debentures as described under "-- Repurchase of Debentures at Your
Option -- Fundamental Change Put."

     If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, any then existing right to receive shares of our common stock upon conversion of debentures will be changed into a right to receive the kind and amount of cash, securities or other property which you would have received if you had converted such debentures immediately prior to the transaction.

  CONVERSION PROCEDURES

     By delivering to you the full amount of cash, common stock or other property issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued and unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of shares of common stock issuable, if any, upon conversion of your debentures, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of such common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     To convert a definitive debenture, you must:

     - complete the conversion notice on the back of the debentures, or a facsimile thereof;

     - deliver the completed conversion notice and, if the debentures are in certificated form, the debentures to be converted to the specified office of the conversion agent;

     - pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in "-- Interest"; and

     - pay all taxes or duties payable by you, if any, as described above.

To convert interests in a global debenture, you must comply with the last two bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

     Conversion notices are irrevocable. The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate will be delivered to you, or a book entry transfer through DTC will be made, for the number of shares of common stock, if any, into which the debentures are converted along with the amount of cash payable to your upon conversion, including any cash in lieu of any fractional shares, as soon as practicable on or after the conversion date.

  PAYMENT UPON CONVERSION

     Pursuant to the indenture, we have irrevocably elected to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock. Accordingly, for each $1,000 principal amount of debentures, we will deliver to you:

     - cash in an amount equal to the lesser of (1)(x) the then current conversion rate, multiplied by (y) the average closing price of our common stock during the 20 trading-day period beginning on the day after receipt of your notice of conversion and (2) $1,000; and

     - a number of shares of our common stock equal to the greater of (1) zero and (2) the excess, if any, of the then current conversion rate over the number of shares equal to the sum, for each day of the 20 trading-day period beginning on the day after receipt of your notice of conversion, of (x) 5% of the cash amount determined in accordance with the immediately preceding bullet point, divided by (y) the closing sale price of our common stock on such day.

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

We will pay cash for all fractional shares of common stock. The cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date.

     Settlement will occur on the business day following the 20 trading-day period beginning on the day after receipt of your notice of conversion.

  CONVERSION RATE ADJUSTMENTS

     We will adjust the conversion rate if any of the following events occur:

          (1) We issue our common stock as a dividend or distribution on our common stock.

          (2) We distribute to all holders of common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share of less than the closing sale price of our common stock on the record date for the distribution.

          (3) We subdivide or combine our common stock.

          (4) We distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities, but excluding rights or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash, in which event the conversion rate in effect immediately before the close of business on the record date fixed for the determination of stockholders entitled to receive that distribution will be increased by multiplying it by a fraction,

              - the numerator of which will be the current market price of our common stock and

              - the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors whose determination in good faith will be conclusive, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

              If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities, where such closing sale prices are available, for the 10 trading days commencing on and including the fifth trading day after the ex-dividend date for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

          (5) We distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be increased by multiplying it by a fraction,

              - the numerator of which will be the current market price of our common stock and

              - the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or the amount of such distribution as determined below.

          (6) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

              - the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

              - the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

          (7) Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event each conversion rate will be increased by multiplying such conversion rate by a fraction,

              - the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our stockholders based on the acceptance up to any maximum specified in the terms of the tender or exchange offer of all shares validly tendered or exchanged and not withdrawn as of the expiration of the offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

              - the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

              The adjustment referred to in this clause (7) will be made only if:

              - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

              - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

              However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     The current market price of our common stock on any day means the average of the closing sale price of our common stock as defined above under "-- Conversion -- General" for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the ex-dividend date with respect to the issuance or distribution requiring such computation.

     To the extent that we have a rights plan in effect upon conversion of the debentures you will receive, in addition to any shares of our common stock that may be issuable pursuant to such conversion, the rights under the rights plan attributable to such shares, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger, binding share exchange or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the debentures immediately prior to any of these events.

     The conversion rate will not be adjusted:

     - upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

     - upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries,

     - upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the debentures were first issued,

     - for a change in the par value of the common stock, or

     - for accrued and unpaid interest and liquidated damages, if any.

     In the event of a taxable distribution to holders of our common stock which results in an adjustment to the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such adjustment may result in a taxable dividend to the holders of our common stock. In addition, non-U.S. holders of debentures in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Certain Material United States Federal Income Tax Considerations -- Treatment of U.S. Holders -- Constructive Dividends" and "Treatment of Non-U.S. Holders -- Constructive Dividends."

     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

PAYMENT AT MATURITY

     Each holder of $1,000 principal amount of the debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, and liquidated damages, if any. We will pay principal on:

     - global debentures to DTC in immediately available funds; and

     - any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

OPTIONAL REDEMPTION BY US

     Prior to July 6, 2009, the debentures will not be redeemable at our option. Beginning on July 6, 2009, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, on the debentures to but not including the redemption date. We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of debentures. Debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot, on a pro rata basis or by such other method that the trustee considers fair and appropriate, so long as such method is not prohibited by the rules of any securities exchange or quotation association on which the debentures may then be traded or quoted. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

     In the event of any redemption in part, we will not be required to:

     - register the transfer of or exchange any debenture in certificated form, during a period beginning at the opening of business 15 days before any selection of debentures in certificated form, for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of debentures to be so redeemed; or

     - register the transfer of or exchange any debenture in certificated form, so selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

REPURCHASE OF DEBENTURES AT YOUR OPTION

  OPTIONAL PUT

     On June 30, 2009, June 30, 2014, and June 30, 2019, each a repurchase date, you may require us to repurchase for cash any outstanding debentures for which you have properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a repurchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the repurchase date.

     You may submit your debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.

     Your repurchase notice electing to require us to repurchase debentures shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

     - if definitive debentures have been issued, the certificate numbers of your debentures to be delivered for repurchase, or, if the debentures are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

     You may withdraw any repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     - the principal amount of debentures being withdrawn;

     - if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures; and

     - the principal amount of the debentures, if any, that remain subject to the repurchase notice.

     In connection with any repurchase, we will, to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the repurchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon your delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

     If the paying agent holds money sufficient to pay the repurchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest and liquidated damages, if any, on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the debentures.

     Our ability to repurchase debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above in "Subordination." We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the debentures that might be delivered to holders of debentures seeking to exercise the repurchase right. See "Risk Factors -- Risks Related to the Debentures -- Because we operate through subsidiaries, we may be unable to repay or repurchase the debentures if our subsidiaries are unable to pay dividends or make advances to us."

  FUNDAMENTAL CHANGE PUT

     If a fundamental change, as defined below, occurs, you will have the right on the fundamental change repurchase date, subject to certain exceptions set forth below, to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a fundamental change repurchase price in cash equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest, the make-whole premium, if any and liquidated damages, if any, on the debentures to but not including the fundamental change repurchase date. If the fundamental change repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest, and liquidated damages, if any to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price and the repurchase price will be 100% of the principal amount of the debentures repurchased.

     Notwithstanding the foregoing, we may be required to offer to repurchase or otherwise repay in full our senior debt on a pro rata basis with the debentures, or prior to the debentures as a result of the subordination provisions described above under "-- Subordination," upon a change of control, if similar change of control offers are or will be required by our senior debt.

     Within 30 days after the occurrence of a fundamental change, we are required to give you notice of such occurrence and of your resulting repurchase right, and the procedures that holders must follow to require us to repurchase their debentures as described below. The fundamental change repurchase date specified by us will be 30 days after the date on which we give you this notice.

     To exercise your fundamental change repurchase right, you must deliver, before the close of business on the business day prior to the fundamental change repurchase date, the debentures to be repurchased, duly endorsed for transfer, together with the written fundamental change repurchase notice, to the paying agent. Your fundamental change repurchase notice must state:

     - if definitive debentures have been issued, the certificate numbers of the holders' debentures to be delivered for repurchase or, if the debentures are not issued in definitive form, the fundamental change repurchase notice must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures.

     A holder may withdraw any fundamental change repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the fundamental change repurchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of debentures being withdrawn;

     - if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures; and

     - the principal amount of the debentures, if any, that remain subject to the fundamental change repurchase notice.

     A fundamental change will be deemed to have occurred upon a change of control or a termination of trading.

     A change of control will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

          (1) as indicated by the filing of a Schedule TO under the Exchange Act or any other schedule, form or report under the Exchange Act disclosing the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans, except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition; or

          (2) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

           - any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

           - any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock of the surviving entity or a direct or indirect parent of the surviving entity.

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

     However, notwithstanding the foregoing, it will not constitute a fundamental change if more than 90% of the consideration in the transaction or transactions, other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights, constituting a change of control consists of shares of common stock traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the debentures become convertible into that common stock (to the same extent convertible into our common stock before such transaction or transactions, subject to appropriate adjustments to give effect to such transaction or transactions) and any rights attached thereto.

     A termination of trading will be deemed to have occurred if our common stock or other common stock into which the debentures are then convertible is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule and file Schedule TO or any similar schedule to the extent applicable at that time.

     If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price and the make-whole premium, if any, with respect to debentures which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those debentures will cease to be outstanding and interest and liquidated damages, if any, on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent and all other rights of the holder shall terminate, other than the right to receive the fundamental change repurchase price and the make-whole premium, if any, upon delivery of the debentures.

     The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the debentures but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

     Our ability to repurchase debentures for cash upon the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above under "-- Subordination." In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change repurchase price in cash for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. See "Risk Factors -- Risks Related to the Debentures -- Because we operate through subsidiaries, we may be unable to repay or repurchase the debentures if our subsidiaries are unable to pay dividends or make advances to us."

     The fundamental change purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the debentures.

  MAKE-WHOLE PREMIUM

     If a transaction described in the second paragraph of the definition of change of control occurs prior to June 30, 2009 and constitutes a fundamental change, we will pay, in addition to the repurchase price described above under "-- Fundamental Change Put," a make-whole premium described below to the holder of debentures who elects to require us to repurchase such debentures in connection with such a fundamental change.

     No make-whole premium will be paid if the stock price as defined below is less than $12.57 or greater than $50.00, in each case subject to adjustment. The make-whole premium will be determined by reference to the table below and is based on the date on which such specified corporate transaction becomes effective, or the effective date, and the price paid per share of our common stock, or the stock price, in the transaction constituting the fundamental change. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the closing sale price of our common stock on the 10 trading days up to, but not including, the effective date.

     In connection with the repurchase of the debentures as described above or upon a conversion of the debentures as a result of certain specified corporate transactions as described under "Conversion Rights -- Conversion Upon Specified Corporate Events -- Change of Control" above, we will pay the make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired except that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such transaction.

     If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such transaction, then for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative values, determined as described in the next paragraph, of the different forms of consideration paid to our common stockholders in connection with such fundamental change.

     The value of such consideration to be delivered in respect of the make-whole premium will be calculated as follows:

     - securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing price or last sale price, as applicable, on the 10 trading days prior to but excluding the fundamental change repurchase date,

     - other securities, assets or property other than cash will be valued based on 98% of the average of the fair market value of such securities, assets or property other than cash as determined by two independent nationally-recognized banks selected by the trustee, and

     - 100% of any cash.

     The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the debentures is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     The following table sets forth the make-whole premiums (table in percentages of principal amount of debentures).

                                                                          STOCK PRICE
                           ---------------------------------------------------------------------------------------------------------
EFFECTIVE DATE             $12.57   $13.89   $15.21   $16.53   $17.85   $20.00   $25.00   $30.00   $35.00   $40.00   $45.00   $50.00
--------------             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
6/24/2004................   0.00     5.32    10.51    16.41    22.14    20.14    16.50    13.97    12.07    10.56     9.64     8.64
6/30/2005................   0.00     3.73     8.60    14.36    19.67    17.76    13.99    11.46     9.68     8.34     7.54     6.72
6/30/2006................   0.00     2.54     6.93    12.55    18.10    15.50    11.50     8.99     7.36     6.21     5.58     4.96
6/30/2007................   0.00     1.42     5.93    10.35    15.80    12.57     8.31     5.94     4.55     3.71     3.37     2.97
6/30/2008................   0.00     0.00     3.62     6.69    11.89     7.75     3.63     1.91     1.22     0.98     0.91     0.82
6/30/2009................   0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00

     The exact stock price and effective dates may not be set forth on the table, in which case

     - if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the additional premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

     - if the stock price is in excess of $50.00 per share, subject to adjustment, no make-whole premium will be paid; and

     - if the stock price is less than $12.57, subject to adjustment, no make-whole premium will be paid.

     Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

MERGER AND SALES OF ASSETS

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

     - we are the continuing corporation or the resulting, surviving or transferee person is organized and existing under the laws of the U.S., any state thereof or the District of Columbia and such person assumes all our obligations under the debentures and the indenture;

     - if as a result of such transaction the debentures become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all our obligations or such successor under the debentures and the indenture; and

     - we are or such successor is not then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could constitute a change of control.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially

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

all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     - default in our obligation to deliver cash or shares of our common stock upon conversion of any debentures;

     - default in our obligation to provide timely notice of a fundamental change;

     - default in our obligation to repurchase debentures at the option of holders or following a fundamental change;

     - default in our obligation to redeem debentures after we have exercised our redemption option;

     - default in our obligation to pay the principal amount of the debentures at maturity, when due and payable;

     - default in our obligation to pay any interest or liquidated damages when due and payable, and continuance of such default for a period of 30 days;

     - our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

     - a default that results in the acceleration of maturity of any indebtedness for borrowed money of our company or our designated subsidiaries in an aggregate amount of $25,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 25% in aggregate principal amount of the debentures then outstanding; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

     A designated subsidiary means any existing or future, direct or indirect, subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis. The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

     If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under "-- Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount plus any accrued and unpaid interest and liquidated damages, if any, through such date and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

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

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

  CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

     The indenture, including the terms and conditions of the debentures, cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

     - change the maturity of any debenture or the payment date of any installment of interest or liquidated damages payable on any debentures;

     - reduce the principal amount of, or any interest, liquidated damages, redemption price, repurchase price, fundamental change repurchase price or make-whole premium on, any debenture;

     - impair or adversely affect the conversion rights of any holder of debentures;

     - change the currency of payment of such debentures or interest, liquidated damages, redemption price, fundamental change repurchase price, repurchase price or make-whole premium thereon;

     - alter the manner of calculation or rate of interest, liquidated damages, redemption price, fundamental change repurchase price, repurchase price or make-whole premium on any debenture or extend the time for payment of any such amount;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

     - modify our obligation to maintain an office or agency in New York City;

     - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders including after a fundamental change;

     - modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

     - modify the subordination provisions of the indenture in a manner adverse to the holders of debentures;

     - reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     - reduce the percentage in aggregate principal amount of debentures outstanding required for any other waiver under the indenture.

  CHANGES REQUIRING MAJORITY APPROVAL

     The indenture, including the terms and conditions of the debentures, may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding.

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

  CHANGES REQUIRING NO APPROVAL

     The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of debentures;

     - surrendering any right or power conferred upon us;

     - providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

     - increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of debentures;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

     - to evidence and provide for the acceptance of the appointment of a successor trustee;

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; provided further that any amendment made solely to conform the provisions of the indenture to the description of the debentures in this prospectus will not be deemed to adversely affect the interests of the holders of the debentures; or

     - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the debentures. Pursuant to the agreement, we will, at our expense:

     - use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective within 210 days after the earliest date of original issuance of the debentures; and

     - use our commercially reasonable efforts to keep such registration statement effective until the earlier of:

          (1) the date when the non-affiliated holders of the debentures and the common stock issuable upon conversion of the debentures, if any, are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

          (2) the date when all of the debentures and the common stock issuable upon conversion of the debentures, if any, are sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

     Additionally, we will:

     - provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

     - notify each such holder for whom the shelf registration statement was filed, when the shelf registration statement has become effective; and

     - take certain other actions as are required to permit unrestricted resales of the debentures and the common stock issuable upon conversion of the debentures, if any.

     Each holder who sells securities pursuant to the shelf registration statement generally will be:

     - required to be named as a selling holder in the related prospectus;

     - required to deliver a prospectus to the purchaser;

     - subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

     - bound by the provisions of the registration rights agreement which are applicable to the holder including certain indemnification rights and obligations.

     We may suspend the use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, if:

     - the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

     - we reasonably determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We will not specify the nature of the event giving rise to a suspension in any notice to holders of the debentures of the existence of such a suspension.

     We refer to each of the following as a registration default:

     - the registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the debentures; or

     - the registration statement has not been declared effective prior to or on the 210th day following the earliest date of original issuance of any of the debentures, or the effectiveness target date; or

     - at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days (or, if the suspension period is then in effect, the fifth business day following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, or
       (3) if suspension periods exceed an aggregate of 90 days in any 360-day period.

     If a registration default occurs, other than a registration default relating to a failure to file or have an effective registration statement with respect to the shares of common stock, cash liquidated damages will accrue on the debentures that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Subject to the subordination described above under "-- Subordination," liquidated damages will be paid semiannually in

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

arrears, with the first semiannual payment due on each June 30 and December 30, commencing on the first interest payment date following the registration default, and will accrue at a rate per year equal to:

     - 0.25% of the principal amount of a debenture to and including the 90th day following such registration default; and

     - 0.50% of the principal amount of a debenture from and after the 91st day following such registration default.

     In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder converts some or all of its debentures when there exists a registration default with respect to the common stock or a registration default occurs following such conversion, the holder will not be entitled to receive liquidated damages on any common stock that may have been issued pursuant to such conversion.

GOVERNING LAW

     The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF DEBENTURES

     We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the trading prices of the debentures and of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, 600,000 shares of non-voting common stock, par value $.01 per share and 20,000,000 shares of preferred stock, no par value. As of June 3, 2005, 29,855,412 shares of our common stock were outstanding. In this section, we summarize certain of the features and rights of our common stock, non-voting common stock, and preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Certificate of Incorporation, Bylaws, the Shareholder Protection Rights Agreement and all amendments thereto, and to applicable Delaware law.

COMMON STOCK

     The holders of shares of our common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. Each stockholder may exercise such vote either in person or by proxy. Directors are elected by a plurality of the votes cast and stockholders are not entitled to cumulate their votes for the election of directors, which means that the holders of more than 50% of the common stock voting for the election of directors can elect all of the directors to be elected by holders of common stock, in which event the holders of the remaining common stock voting will not be able to elect any director. In all other matters, the affirmative vote of a majority of the shares of stock entitled to vote held by stockholders present in person or by proxy at a meeting of stockholders shall be required for approval, unless a greater vote is required by law or our certificate of incorporation. Subject to preferences to which holders of preferred stock, if any, may be entitled, and the holders of non-voting common stock receiving an equivalent per share dividend, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock and the holders of non-voting common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of common stock have no preemptive, subscription, redemption or sinking fund rights.

NON-VOTING COMMON STOCK

     Our board of directors has the authority to issue non-voting common stock. The holders of shares of our non-voting common stock are not entitled to vote except as provided by law. Subject to certain limitations, our non-voting common stock is convertible, at the option of its holder, into an equal number of shares of our common stock. Subject to preferences to which holders of preferred stock, if any, may be entitled, the holders of non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. No dividend will be declared or paid on the common stock unless an equivalent per share dividend is declared or paid on the non-voting common stock. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock and the holders of non-voting common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of non-voting common stock have no preemptive, subscription, redemption or sinking fund rights. At present, we have no plans to issue any of the non-voting common stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by the stockholders. At present, we have no plans to issue any of the preferred stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

POTENTIAL ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS, DELAWARE LAW AND SHAREHOLDER PROTECTION RIGHTS AGREEMENT

  DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation such as ours from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder unless:

     - prior to such time, the board of directors of the Delaware corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines a "business combination" to include the following:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets or of all the outstanding stock or the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

  RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BY-LAW PROVISIONS

     Our restated Certificate of Incorporation and restated By-laws contain provisions that could have an anti-takeover effect. These provisions include:

     - authorized but unissued shares of common and preferred stock available for future issuance without stockholder approval;

     - vacancies on our board may only be filled by the remaining directors and not our stockholders (unless no director remains);

     - non-cumulative voting for directors

     - authorization for our board of directors, without stockholder approval, to issue up to 20,000,000 shares of preferred stock;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - a unanimity requirement for stockholders to take any action by written consent;

     - the board may generally adopt, amend and repeal our bylaws;

     - stockholders must submit proposals for annual stockholders' meetings or nominees for election as director at least 120 days prior to the anniversary date of the distribution of the company's proxy statement related to its last annual meeting in order for their proposals or nominees to be considered.

     These and other provisions contained in our restated certificate of incorporation and restated by-laws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

  SHAREHOLDER PROTECTION RIGHTS AGREEMENT

     Pursuant to the rights plan adopted in 1999, our board of directors declared a dividend of one right for each outstanding share of common stock to stockholders of record at the close of business on February 16, 1999. Each right entitles the registered holder to purchase a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock from us. Currently, and after certain adjustments for certain recapitalization activities such as reverse stock splits, the purchase or exercise price for such right is $75 per unit.

     In the event that a person becomes an acquiring person, as defined in the rights plan, except pursuant to an offer for all outstanding shares of common stock that our independent directors determine to be fair and otherwise in the best interests of our company and our stockholders, each holder of a right will thereafter have the right to receive, upon exercise, common stock or, in certain circumstances, cash, property or other securities of ours having a value equal to two times the exercise price of the right.

     Until a right is exercised, the holder will not possess stockholder rights, such as the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, in certain circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration, or for common stock of the acquiring company, or in the event of the redemption of the rights.

     The rights are not exercisable until the distribution date, as that term is defined in the rights plan, and are set to expire at 5:00 P.M. (EST) on February 16, 2009, unless earlier redeemed, exchanged, extended or terminated by us.

  CERTAIN EFFECTS OF AUTHORIZED AND UNISSUED STOCK

     As of June 3, 2005, there are 170,144,588 unissued shares of common stock, 600,000 unissued shares of non-voting common stock and 20,000,000 unissued shares of preferred stock of which 1,000,000 shares of such preferred stock have been designated Series A Junior Participating Preferred Stock in connection with the adoption of our rights plan. These additional shares may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. We do not presently intend to issue additional shares of common stock, non-voting common stock or preferred stock other than in connection with our employee benefit plans or pursuant to conversions of the debentures. The existence of unissued shares of common stock, non-voting common stock and preferred stock may enable our board of directors to discourage an attempt to change control of our company by means of a tender offer, proxy contest or otherwise and thereby protect the continuity of our management. If, in the due exercise of its fiduciary duties, our board of directors determined that an attempt to change control of our company was not in the best interest of our stockholders, our board of directors could authorize, without having to obtain approval of the stockholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In this regard, our board of directors has the authority to establish the rights and preferences of the authorized and unissued shares of preferred stock, one or more series of which could be issued entitling the holders thereof to vote separately as a class or to cast a proportionately larger vote than the holders of shares of common stock on any proposed action, to elect directors having terms of office or voting rights greater than the terms of office or voting rights of other directors, to convert shares of preferred stock into a proportionately larger number of shares of common stock or our other securities, to demand redemption at a specified price under prescribed circumstances related to such a change or to exercise other rights designed to impede such a change. The issuance of shares of preferred stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of common stock and non-voting common stock.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

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

        CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax consequences as of the date of this prospectus of purchasing, holding and selling the debentures, and where noted, our common stock. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code, Treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. Except where we state otherwise, this summary deals only with debentures held as capital assets by a "U.S. Holder" (as described below) who purchases the debentures at their "issue price" (as defined below).

     We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are "Non-U.S. Holders" (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, regulated investment companies, insurance companies, tax exempt entities, persons who hold the debentures in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or U.S. Holders whose "functional currency" is not the U.S. dollar, and brokers and dealers in securities or currencies. Further, we do not address:

     - the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the debentures;

     - the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the debentures; or

     - any state, local or foreign tax consequences of the purchase, ownership and sale of the debentures.

     A U.S. Holder is a beneficial owner of our debentures, or our common stock received upon the conversion of our debentures, and is for U.S. federal income tax purposes:

     - a citizen or resident of the U.S.;

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

     - a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

     - estates, the income of which is subject to United States federal income taxation regardless of its source.

     A Non-U.S. Holder is a beneficial owner (other than a partnership) of our debentures, or our common stock received upon the conversion of our debentures, other than a U.S. Holder.

     If a partnership holds our debentures or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the debentures, you should consult your own tax advisor.

     No rulings have been sought or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

     If you are considering purchasing the debentures, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

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

TREATMENT OF U.S. HOLDERS

  PAYMENTS OF INTEREST

     It is expected, and this discussion assumes, that the debentures were issued without original issue discount for U.S. federal income tax purposes. Accordingly, payments of interest on the debentures generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). If, however, the debentures "stated redemption price at maturity" (generally the sum of all payments required under the debenture other than payments of stated interest) exceeds the issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

  LIQUIDATED DAMAGES AND MAKE-WHOLE PREMIUM

     We may be required to pay liquidated damages if we fail to comply with certain obligations under the registration rights agreement. See "Description of the Debentures -- Registration Rights." Additionally, we may be required to pay the make-whole premium in connection with a change in control. See "Description of the Debentures -- Conversion Rights," and "Description of the Debentures -- Repurchase of Debentures at the Option of Holders."

     We believe (and this discussion assumes) that, as of the date of issuance of the debentures, the likelihood of the payment of liquidated damages or the make-whole premium is a "remote" contingency within the meaning of the regulations that apply to debt instruments providing for one or more contingent payments. Our determination in this regard is binding on a U.S. Holder unless such holder explicitly discloses that it is taking a contrary position in its tax return for the first year that it owns the debenture. This position, however, is not binding on the IRS. If the IRS took a contrary position from that described above, then a U.S. Holder may be required to accrue interest income based upon a "comparable yield," regardless of the holder's method of accounting. Such yield will be higher than the stated coupon on the debentures. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the debentures, including any gain realized on the conversion of a debenture, may be recharacterized as ordinary income. U.S. Holders should consult their tax advisors regarding the tax consequences of the debentures being treated as contingent payment debt instruments.

     If we become obligated to pay liquidated damages, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under "-- Payments of Interest" above. In the event that a make-whole premium is paid, such premium would be included in the amount realized by the holder on conversion or repurchase of the debentures. See
"-- Conversion of the Debentures" and "-- Sale, Exchange, Redemption or Repurchase of the Debentures."

  SALE, EXCHANGE, REDEMPTION OR REPURCHASE OF THE DEBENTURES

     Except as set out below under "-- Conversion of the Debentures," the sale, exchange, redemption or repurchase of a debenture will cause you to recognize gain or loss equal to the difference between the amount you received (the sum of the cash and the fair market value of any property received) and your adjusted tax basis in the debentures. Any gain you recognize generally will be treated as a capital gain. Provided that you have held the debentures for more than one year, such gain will be treated as long-term capital gain. Long-term capital gains recognized by certain non-corporate taxpayers generally will be subject to a reduced tax rate. Any loss you recognize will be treated as a capital loss. The deductibility of capital losses is subject to limitations. If a capital loss from the sale, exchange, redemption or repurchase of the debentures meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

     Special rules apply in determining the tax basis of a debenture. If you are an accrual basis taxpayer, your basis in a debenture is generally increased by unpaid interest you previously accrued on the debentures. If you are a cash basis taxpayer, your basis will not include unpaid interest but your gain from the sale, exchange, redemption or repurchase of the debenture will be reduced by the portion of the payment you receive that represents unpaid interest. That amount will be taxable as ordinary income rather than as gain or loss from the sale, exchange, redemption or repurchase of the debenture.

  CONVERSION OF THE DEBENTURES

     Because we have made an irrevocable election under the terms of the indenture to satisfy in cash up to 100% of the principal amount of the debentures submitted for conversion, with any remaining amount to be satisfied in shares of our common stock, we intend to take the position that the conversion will be treated as a recapitalization. As a result, the amount of gain recognized is the lesser of (1) the value of the cash and stock received (less the value of any cash or stock treated as payment of accrued but unpaid interest) minus your adjusted basis in the debentures or (2) the amount of cash received (less any portion of the cash treated as paid for accrued but unpaid interest). As a result, no loss would be recognized on the conversion. You should consult your own tax advisor regarding the proper treatment to you of the receipt of a combination of cash and common stock upon conversion.

  CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the debentures will be adjusted in certain circumstances. See the discussion under "Description of the Debentures -- Conversion -- Conversion Rate Adjustment" above. Under Section 305(c) of the Code, adjustments, or failures to make adjustments, that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you. For example, if we were to make a distribution of cash to our stockholders, and the conversion rate of the debentures were increased, such increase would be deemed to be a distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. It is unclear whether such deemed distributions would be eligible for the dividends received deduction or at the reduced rate of 15% applicable to certain non-corporate U.S. Holders (currently effective for tax years 2004 through 2008). You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

  DISTRIBUTIONS ON COMMON STOCK

     In general, distributions with respect to our common stock received upon the conversion of a debenture will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. Holder's basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. Holder will qualify for taxation at the 15% rate (currently effective for tax years 2004 through 2008) if the holder meets certain holding period and other applicable requirements.

  SALE OR OTHER DISPOSITION OF COMMON STOCK

     You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a debenture. This capital gain or loss will equal the difference between the amount realized and the holder's tax basis in our common stock. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. If you sell common stock at a loss that meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

TREATMENT OF NON-U.S. HOLDERS

     The following is a summary of U.S. federal tax consequences that will apply to you if you are a Non-U.S. Holder of debentures or shares of our common stock. As described above, a "Non-U.S. Holder" is a beneficial owner (other than a partnership) of our debentures, or our common stock received upon the conversion of our debentures, other than a U.S. Holder.

     Special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  PAYMENTS WITH RESPECT TO THE DEBENTURES

     Subject to the discussion below under "-- Constructive Dividends," if you are a Non-U.S. Holder, all payments made to you on the debentures, and any gain realized on a sale, exchange, conversion, redemption or repurchase of the debentures, will be exempt from the 30% U.S. federal withholding tax and the U.S. federal income tax, provided that:

     - you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on a debenture is described in Section 881(c)(3)(A) of the Code;

     - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an IRS Form W-8BEN (or successor form), or (b) you hold your debentures through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities); and

     - in the case of a sale, exchange, conversion, redemption or repurchase of the debentures:

        - we are not, and have not been within the shorter of the five-year period preceding such sale, exchange, conversion, redemption or repurchase and the period during which the Non-U.S. Holder held the debentures, a "U.S. real property holding corporation" as defined in
          Section 897(c)(2);

        - if we are determined to be a U.S. real property holding corporation, you own, actually or constructively, 5% or less of our debentures and our common stock and our common stock is publicly traded;

        - if you are an individual Non-U.S. Holder, you are present in the United States for less than 183 days in the taxable year of disposition (or are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are not met); and

        - your holding of the debenture is not effectively connected with the conduct of a trade or business in the U.S.

     We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

     If you are engaged in a trade or business in the U.S. and interest on a debenture or gain realized from the sale, exchange, conversion, repurchase or redemption of the debenture is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax, but not the 30% withholding tax if you provide a Form W-8ECI as described above, on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a "branch profits tax" equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest or gain will be included in the earnings and profits of such foreign corporation. An individual Non-U.S. Holder who is in the U.S. for more than 183 days in the taxable year that the debenture is sold, exchanged, redeemed or repurchased, and meets certain other conditions, will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S.

  PAYMENTS ON COMMON STOCK

     Any dividends paid to a non-U.S. holder with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  CONSTRUCTIVE DIVIDENDS

     Under certain circumstances, a Non-U.S. Holder may be deemed to have received a constructive dividend, see "Treatment of U.S. Holders -- Constructive Distributions" above. Any constructive dividend deemed paid to a Non-U.S. Holder will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless that gain is effectively connected with your conduct of a trade or business in the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment. A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the Non-U.S. Holder of the debentures. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

  SALE, EXCHANGE OR REDEMPTION OF SHARES OF COMMON STOCK

     Any gain that a Non-U.S. Holder realizes upon the sale, exchange, redemption or other disposition of a share of our common stock generally will not be subject to U.S. federal income tax unless:

     - that gain is effectively connected with your conduct of a trade or business in the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment;

     - you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

     - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, except if you own, actually or constructively, less than 5 percent of our common stock and such common stock is publicly traded.

     An individual Non-U.S. Holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A Non- U.S. Holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to tax on the gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a "branch profits tax" at a 30% rate or a lower rate if so specified by an applicable income tax treaty. As to the third bullet point, as stated above, we believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a U.S. Holder of our debentures or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a debenture or share of common stock made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the IRS may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payment.

     In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under "Treatment of Non-U.S. Holders -- Payments With Respect to the Debentures."

     In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under "Treatment of Non-U.S. Holders -- Payments With Respect to the Debentures" and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

                                 LEGAL MATTERS

     The opinion of counsel as to the validity of the debentures and the common stock issuable upon conversion of the debentures has been given by Paul J. Quiner, our Senior Vice President and General Counsel. As of the date hereof, Mr. Quiner beneficially owns 160,167 shares of our common stock.

                                    EXPERTS

     Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 have been incorporated by reference in this prospectus and registration statement in reliance on the report of Ernst & Young LLP, independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at their public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "PSTI," and our SEC filings can also be read at the following address:

         Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

     Our SEC filings are also available to the public at our Internet website at http://www.per-se.com.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information we file with the SEC from the date of this prospectus will automatically update and supersede the information contained in this prospectus and documents listed below. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including exhibits, until the termination of the offering by the selling securityholders pursuant to this prospectus:

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

     (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

     (c) Our Current Reports on Form 8-K filed April 4, 2005, May 10, 2005 and May 23, 2005; and

     (d) The description of our common stock and accompanying rights contained in our registration statement on Form 8-A filed on August 22, 1991, as amended on November 12, 1993, March 28, 1995, May 22, 1996, July 21, 1998, February 12, 1999 and February 22, 2005 (File No. 000-19480).

     We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address and telephone number: 1145 Sanctuary Parkway, Suite 200, Alpharetta, GA 30004, Attn:
Investor Relations, telephone number (770) 237-7827.

     You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

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                ------------------------------------------------

                                  $125,000,000

                           PER-SE TECHNOLOGIES, INC.

                   3.25% CONVERTIBLE SUBORDINATED DEBENTURES
                                    DUE 2024
                                      AND
                UP TO 7,003,037 SHARES OF COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

                ------------------------------------------------

                                   PROSPECTUS
                ------------------------------------------------

                                 JULY 28, 2005